Exhibit 99(d) Energy Future Intermediate Holding Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ended March 31, 2012
Net income	$131	$86	$360	$413
Income tax expense	36	17	47	67
Interest expense and related charges	184	107	602	373
EBITDA	$351	$210	$1,009	$853
Oncor Holdings distributions of earnings	31	36	142	136
Interest income	(284)	(153)	(729)	(560)
Equity in earnings of unconsolidated subsidiary (net of tax)	(67)	(57)	(280)	(293)
Other	—	—	—	1
Adjusted EBITDA per Incurrence Covenant	$31	$36	$142	$137
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	384	350	1,634	1,537
Adjusted EBITDA per Restricted Payments Covenant	$415	$386	$1,776	$1,674